SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549
                 __________________________

                        FORM 11-K


ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

        Commission File Number 1-9735

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             BERRY PETROLEUM COMPANY THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                   Berry Petroleum Company
                 5201 Truxtun Avenue, Suite 300
                Bakersfield, California 93309-0640

                          BERRY PETROLEUM COMPANY
                                THRIFT PLAN







                       AUDITED FINANCIAL STATEMENTS
                        AND SUPPLEMENTAL SCHEDULES






              For the Years Ended December 31, 2000 and 1999

                    BERRY PETROLEUM COMPANY THRIFT PLAN

                        December 31, 2000 and 1999

                                   INDEX

Report of Independent Auditors                              4

Financial Statements

 Statements of Net Assets Available for Benefits            5
 Statement of Changes in Net Assets Available for Benefits  6
 Notes to Financial Statements                              7

Supplemental Schedules

 Schedule of Assets Held for Investment Purposes           18

Signatures                                                 19
Consent of Independent Auditors                            20
Certifications                                             21

                       INDEPENDENT AUDITOR'S REPORT


To the Administrator of the
Berry Petroleum Company Thrift Plan


We have audited the accompanying statements of net assets available for benefits of the Berry Petroleum Company Thrift Plan (the "Plan") as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit
includes examining, on a test basis, evidence   supporting  the  amounts
and disclosures in the financial statements.   An  audit  also includes
assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999 and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.



/s/ Daniells, Phillips, Vaughan & Bock
Bakersfield, California
May 23, 2001

                    BERRY PETROLEUM COMPANY THRIFT PLAN
              Statements of Net Assets Available for Benefits
                        December 31, 2000 and 1999



                                             2000             1999
       ASSETS:
   Blended income fund
     Investments, at contract value     $  2,864,395     $  5,291,670
   Cash, interest bearing                  1,978,001           76,609
   Investments, at fair value              8,421,428        7,713,000
   Participant loans                         566,551          677,706
                                          ----------       ----------
     Net assets available for benefits  $ 13,830,375     $ 13,758,985
                                          ==========       ==========

















The accompanying notes are an integral part of these financial statements.

                    BERRY PETROLEUM COMPANY THRIFT PLAN
         Statement of Changes in Net Assets Available for Benefits
                       Year Ended December 31, 2000


            ADDITIONS:
  Additions to net assets attributable to:
    Contributions:
      Participants                              $   541,670
      Employer                                      503,245
                                                 ----------
                                                  1,044,915
                                                 ----------
    Interest and dividends                        1,033,343
    Participant loan interest payments               62,888
    Net (depreciation) in fair
      value of investments                         (955,411)
                                                 ----------
                                                    140,820
                                                 ----------
            Total additions                       1,185,735
                                                 ----------
            DEDUCTIONS:
  Deductions from net assets attributable to:
     Administrative fees                              2,753
     Benefits paid to participants                1,111,592
                                                 ----------
            Total deductions                      1,114,345
                                                 ----------
            Net increase                             71,390

            Net assets available for benefits:
              Beginning of year                  13,758,985
                                                 ----------
              End of year                      $ 13,830,375
                                                 ==========









The accompanying notes are an integral part of these financial statements.

                    BERRY PETROLEUM COMPANY THRIFT PLAN
                       NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description

  The following description of the Berry Petroleum Company Thrift Plan (the "Plan") is provided for general information purposes only.
Participants should refer to the Plan Agreement for more complete information.

General

  The Plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code (the "Code"). All employees of Berry Petroleum Company (the "Company") who have completed six months of service, as defined in the Plan Agreement, and who are not covered by a collective bargaining agreement with retirement benefits, are eligible to participate in the Plan.

Contributions

  Employees who elect to participate in the Plan must contribute 6% of their annual earnings as a basic tax-deferred contribution. The Company matches 100% of this employee contribution. Effective November 1, 1992, the Plan was modified to provide for increased Company matching of employee contributions if certain financial results are achieved. Company matching contributions will range from 6% to 9% of eligible participating employee earnings. Matching contributions were 9% for all of 2000 and 6% to 9% in 1999. The Plan allows employees to contribute a maximum combined pre-tax and after-tax deferral of 16%.

  Participant and employer contributions are subject to statutory limitations. Participants vest immediately in their contributions, and vesting in employer contributions is at a rate of 20% per year of service during the first five years of employment.

Investment Funds

  The investment selections available to participants are as follows:

   Berry Petroleum Company Stock           Fidelity Puritan Fund
   Blended Income Fund                     Fidelity Spartan U.S. Stock
                                            Index Fund
   Fidelity Contrafund                     Fidelity U.S. Bond Index Fund
   Fidelity Diversified                    Fidelity Freedom Income Fund
    International Fund
   Fidelity Equity Income I Fund           Fidelity Freedom 2000 Fund
   Fidelity Growth & Income Fund           Fidelity Freedom 2010 Fund
   Fidelity Low Priced Stock Fund          Fidelity Freedom 2020 Fund
                                           Fidelity Freedom 2030 Fund

Contributions made by or on behalf of Plan participants are invested monthly and held under a trust agreement in one or more of the investment funds selected by the Plan Sponsor in accordance with the provisions of the Plan Agreement and as directed by the participants. Since July 1, 1998, employees have been able to choose to have their contributions invested in the Blended Income Fund, Berry Petroleum Company Common Stock and 13 mutual funds.

                    BERRY PETROLEUM COMPANY THRIFT PLAN
                       NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description, continued

  The 13 mutual funds available for investments are noted above: Fidelity Contrafund seeks high capital appreciation, Fidelity Diversified International seeks capital appreciation investing in equity markets worldwide but mainly those in the Morgan Stanley EAFE Index, which excludes the United States, Fidelity Equity Income I is a stock fund seeking capital appreciation and dividend income that exceeds the yield of the Standard & Poors 500 Index ("S & P 500 Index"), Fidelity Growth & Income seeks long-term capital growth, current income and growth of income, consistent with reasonable investment risk, Fidelity Low Priced Stock seeks capital appreciation by investing mainly in low-priced common stocks (less than $35.00 at original purchase), Fidelity Puritan seeks as much income as possible, consistent with the preservation of capital, by investing in common stocks, bonds and preferred stock, Fidelity Spartan U. S. Stock Index is a stock index fund that seeks investment results that correspond to the total return performance of the S & P 500 Index by duplicating the investment composition.

  Fidelity U. S. Bond Index seeks to provide investment results that correspond to the aggregate price and interest performance of the debt securities of the Lehman Brothers Aggregate Bond Index. Fidelity Freedom Income seeks a high level of current income with capital appreciation as a secondary objective. The Fidelity Freedom 2000, 2010, 2020 and 2030 mutual funds are designed to provide attractive long-term return consistent with the targeted investment horizon.

  The Plan had group annuity contracts ("GICs") with John Hancock Mutual Life Insurance Company ("John Hancock") during 2000 and with John Hancock and United of Omaha Life Insurance Company ("United of Omaha") during 1999. All of the Plan's group annuity contracts are fully benefit responsive. Each account is credited with income determined at a fixed interest rate until maturity. These contracts are included in the financial statements at December 31, 2000 and 1999 at the contract value (which approximates fair market value) as reported by the insurance companies.

     The following investments had values at December 31, 2000 representing more than 5% of net assets available for Plan benefits:

            John Hancock Contract               $ 1,780,905
            Fidelity Comingled Pool Account       1,083,490

            Fidelity Institutional Money Market   1,978,001
                                                  ---------
              Total Blended Income Fund         $ 4,842,396

            Fidelity Contrafund                 $ 2,161,798
            Fidelity Equity Income                  845,041
            Fidelity Growth & Income                924,649
            Fidelity Diversified International      960,350
            Fidelity Low-Priced Stock               744,654
            Spartan U.S. Equity Index               765,302

                    BERRY PETROLEUM COMPANY THRIFT PLAN
                       NOTES TO FINANCIAL STATEMENTS


Note 1.  Plan Description, continued

  The following table presents a summary of credited interest rates and average yield information for each of the GICs for the period shown:


                         2000                        1999
                Credited                   Credited
                Interest      Average      Interest      Average
Issuer           Rate          Yield        Rate          Yield


John
Hancock
Contract #1  6.68% due         6.68%     6.68% due          6.68%
             12/29/2000                  12/29/2000
Contract #2  6.17% due         6.17%     6.17% due          6.17%
             12/31/2001                  12/31/2001

United of
Omaha
Contract #1         -             -      8.094% due         8.094%
                                         12/31/99

Participant Accounts

  Participant statements are prepared and distributed quarterly. However, the participant can access their account daily with Fidelity's NetBenefits online service. Each participant's account is credited with the participant's and the Company's contributions, in addition to the allocation of any Plan earnings or losses and forfeitures of terminated participants' nonvested accounts. Earnings or losses are allocated on a fund by fund basis. Allocations are based on the ratio of the participant's account balance in each mutual fund to the total assets of the mutual fund. Allocation of forfeitures is based on service units from 0 to 12 depending on months of service during the year. Only employees who are active participants at December 31 each year are eligible for the allocation of forfeitures to their accounts. Forfeitures allocated to participant accounts for the years ended December 31, 2000 and 1999 totaled $16,400 and $6,993, respectively.

Participant Loans

  Participants are entitled to borrow from their vested account balances in amounts from $1,000 to $50,000 but not in excess of 50%, of their vested account balances. Interest is computed based on the prime rate in the Wall Street Journal on the date of the application, plus 2%. A maximum of two loans can be outstanding at any one time and each loan must be repaid over a period of from 1 to 5 years. Each loan is supported by a promissory note with the participant's account balance as collateral.

Hardship Withdrawals

  The Plan allows for hardship withdrawals to pay certain housing, health or education expenses if the participant does not have other funds available for these expenses. Internal Revenue Service ("IRS") regulations require that a participant cannot make contributions to the Plan for 12 months after taking a hardship withdrawal. In addition, participants will not receive matching contributions or forfeitures for the 12 months they are ineligible to participate in the Plan.

                    BERRY PETROLEUM COMPANY THRIFT PLAN
                       NOTES TO FINANCIAL STATEMENTS


Note 1.  Plan Description, continued

Payment of Benefits

  Upon termination of service due to retirement, death, disability or other reasons, the participant or beneficiary, in the case of death, can request withdrawal of his or her account equal to the value of the vested balance in the participant account, reduced by any unpaid loan balance. If desired, a participant can leave the account balance in the Plan until the participant attains age 70 and 1/2 unless the participant's vested account balance is less than $5,000, in which case the vested account balance would be distributed to the participant.

Plan Termination

  Although it is anticipated that the Plan will remain in effect indefinitely, the Company has the right to discontinue its contributions and terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of complete or partial termination of the Plan, participants become 100% vested in the employer contributions and earnings thereon. Upon termination of the Plan, all participants have equal priority in the distribution of any Plan assets in excess of Plan liabilities.

Trustees and Administration

  The Company has entered into a trust agreement with Fidelity Management Trust Company (Fidelity) to handle duties as the named Trustee for the Plan. Three officers of the Company: Jerry V. Hoffman, Ralph J. Goehring and Kenneth A. Olson are the Administrators of the Plan and Berry Petroleum Company is the Plan Sponsor. The Administrators have the authority to delegate plan administration duties as necessary. Certain administrative expenses are paid by the Company. Fidelity, as the Trustee, receives contributions from the Plan Sponsor, invests and reinvests the Plan's assets, determines the market value of Plan assets, prepares statements and processes loans and withdrawals to beneficiaries.

Concentration of Credit Risk

  At December 31, 2000, approximately 13% of Plan investments at fair value are invested in GICs with insurance companies. The following tables present the concentration of credit risk and current ratings for the insurers holding group annuity contracts:

                               Percentage of Total GIC's
                                Dec 31,        Dec 31,
                                  2000           1999

John Hancock                      100%           86 %
United of Omaha                    -             14 %

                            Insurance Company Ratings
                 Standard
                 & Poors         Moodys        AM Best         Fitch

John Hancock      AA+       AA2                A++            AAA
United of         AA-       AA3                A              AA
Omaha

                    BERRY PETROLEUM COMPANY THRIFT PLAN
                       NOTES TO FINANCIAL STATEMENTS


Note 1.  Plan Description, continued

Concentration of Credit Risk, continued

  The $1,978,001 in cash at December 31, 2000 is from the maturity of a group annuity contract at John Hancock and was invested in Fidelity's Managed Income Portfolio in January 2001. At December 31, 2000 the GIC's made up 37% of the Blended Income Fund balance of $4,842,396.

  The Plan has not incurred any losses related to these investments.

Note 2.  Summary of Significant Accounting Policies

Basis of Accounting

  The Plan's financial statements are prepared using the accrual method of accounting in accordance with generally accepted accounting principles.

Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

  Quoted market prices as of the valuation date are used to compute the fair value of equity securities in the Berry Stock Fund and the 13 mutual funds. The Plan's investments in GICs are valued at their contract value. Contract value (which approximates fair value) represents contributions made under the contract, plus interest earned at contract rates less withdrawals.

  In accordance with the policy of stating Plan assets at their fair value, the Plan presents the net appreciation (depreciation) in the fair value of its investments in the statement of changes in net assets, which consists of the realized gains or losses and the unrealized appreciation
(depreciation) on those investments.

                    BERRY PETROLEUM COMPANY THRIFT PLAN
                       NOTES TO FINANCIAL STATEMENTS

Note 2.  Summary of Significant Accounting Policies, continued

3.   Tax Status

  On June 7, 1988 the IRS advised the Company that the Plan meets the requirements of Section 401(a) of the Code, as restated by the Tax Reform Act of 1986, and is therefore exempt from federal income taxes under
Section 501(a) of the Code. In 1994 conforming amendments, as requested by the IRS, were made to the Plan Agreement and a favorable determination letter was issued by them on December 7, 1994.

  The Plan has been amended and restated since the receipt of the prior IRS determination letter of December 7, 1994. The Plan Administrator believes the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

                       BERRY PETROLEUM COMPANY THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS

Note 5. Investments

                                                                        Fidelity    Fidelity
                   Blended      Berry               Fidelity           Diversified   Low      Fidelity   Spartan
     2000           Income      Stock    Fidelity    Equity   Fidelity  Interna-     Priced   Growth &   US Equity
                     Fund        Fund    Contrafund  Income I  Puritan   tional      Stock     Income     Index
                   ---------   -------  ----------  --------  --------  ---------  ---------  --------   ---------
ASSETS:
Investments, at fair value
Net assets
available for
benefits          $4,842,396 $ 443,098  $2,161,798 $ 845,041 $ 268,317 $ 960,350   $ 744,654 $ 924,649  $ 765,302
                   =========  ========   =========  ========  ========  ========    ========  ========   ========


                  Fidelity  Fidelity  Fidelity  Fidelity  Fidelity  Fidelity
                  Freedom   Freedom   Freedom   Freedom   Freedom    US Bond     Loan
                   Income    2000      2010      2020      2030      Index     Account      Total
                  --------  -------   --------  --------  --------  --------   --------    -------
ASSETS (continued):
Investments, at fair value
Net assets
available for
benefits         $ 103,858 $  52,480 $ 192,046 $ 580,712 $ 335,775 $ 43,348  $ 566,551   $13,830,375
                  ========   =======  ========  ========  ========  =======   ========   ===========


                                                                      Fidelity    Fidelity
                 Blended      Berry               Fidelity           Diversified    Low     Fidelity   Spartan
     1999         Income      Stock    Fidelity    Equity   Fidelity  Interna-     Priced   Growth &   US Equity
                  Fund        Fund    Contrafund  Income I   Puritan   tional      Stock     Income     Index
                ---------   -------   ----------  --------  --------  ---------  ---------  --------   ---------
ASSETS:
Investments, at fair value
Net assets
available for
benefits        $5,368,279 $ 644,814  $2,365,784 $ 810,659 $ 265,890 $ 955,936  $ 414,276  $ 897,824  $ 744,185
                 =========  ========   =========  ========  ========  ========   ========   ========   ========


                 Fidelity  Fidelity  Fidelity  Fidelity  Fidelity
                  Freedom   Freedom   Freedom   Freedom   US Bond     Loan
                    2000      2010      2020      2030      Index    Account      Total
                  -------   --------  --------  --------  --------   -------     --------
ASSETS (continued):
Investments, at fair value
Net assets
available for
benefits        $  29,246 $ 82,028 $ 266,310  $ 213,559  $ 22,489   $ 677,706  $13,758,985
                  =======  =======  ========   ========   =======    ========   ==========

                       BERRY PETROLEUM COMPANY THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS
Note 5. Investments (continued)

                                                                       Fidelity    Fidelity
                  Blended     Berry                Fidelity           Diversified   Low      Fidelity   Spartan
     2000         Income      Stock     Fidelity    Equity   Fidelity  Interna-     Priced   Growth &   US Equity
                   Fund       Fund     Contrafund  Income I   Puritan   tional      Stock     Income     Index
                 ---------   -------   ----------  --------  --------  ---------  ---------  --------   ---------
ADDITIONS TO NET ASSETS:
Contributions from:
 Participants   $   45,736  $  22,347  $  88,111  $  20,899  $  10,321  $  56,134  $  26,608 $  46,816 $ 107,734
 Employer           33,373     21,084     87,089     22,771      8,698     55,135     27,522    44,186    94,257
Interest and
 dividends         313,075     13,634    271,913     63,128     21,254     54,911     97,716    84,901     7,746
Interest from
 participant
 loans               6,827        983     11,565      4,769        796      8,264      4,872     6,125    10,150
Net appreciation
 (depreciation) in
 fair value of
 investments             -    (45,546)  (422,289)      (537)    (3,811)  (143,961)      (768) (102,853)  (83,036)
Exchanges in       504,232     30,001     56,058      7,035          -     76,082    190,787    24,946    33,320
Forfeiture
 activity           13,260          -          -          -          -          -          -         -         -
Loan principal
 repayment          33,986      3,360     50,880     17,902      3,490     36,475     23,565    19,258    45,044
                 ---------   --------   --------   --------   --------   --------   --------  --------  --------
Total additions    950,489     45,863    143,327    135,967     40,748    143,040    370,302   123,379   215,215
                 ---------   --------   --------   --------   --------   --------   --------  --------  --------
DEDUCTIONS:
Administrative
 fees                1,013          -        131        713        123          2         26       313       319
Forfeiture
 activity              480      5,884        994          -        103        290        201       509       582
Benefits paid to
 participants      941,338     13,708     71,181      3,379        154     29,253        711     1,253       900
Loan withdrawals    47,464      1,855     23,697     40,170        473      8,367     20,054    18,035    24,106
Exchanges out      486,077    226,132    251,310     57,323     37,468    100,714     18,932    76,444   168,191
                 ---------   --------   --------   --------   --------   --------   --------  --------  --------
Total deductions 1,476,372    247,579    347,313    101,585     38,321    138,626     39,924    96,554   194,098
                 ---------   --------   --------   --------   --------   --------   --------  --------  --------
Net increase
 (decrease)       (525,883) (201,716)   (203,986)    34,382      2,427      4,414    330,378    26,825    21,117

Net assets available
 for benefits,
 beginning of
 year            5,368,279    644,814  2,365,784    810,659    265,890    955,936    414,276   897,824   744,185
                 ---------   --------  ---------   --------   --------   --------   --------  --------  --------

Net assets available
 for benefits,
 end of year    $4,842,396  $ 443,098 $2,161,798  $ 845,041  $ 268,317  $ 960,350  $ 744,654 $ 924,649 $ 765,302
                 =========   ========  =========   ========   ========   ========   ========  ========  ========

                       BERRY PETROLEUM COMPANY THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS

Note 5. Investments (continued)
                     Fidelity    Fidelity  Fidelity  Fidelity   Fidelity    Fidelity
                     Freedom     Freedom   Freedom   Freedom    Freedom     US Bond     Loan
       2000          Income       2000       2010      2020       2030      Index     Account       Total
                     ---------   -------   --------  ---------  --------  --------   ---------    ---------
ADDITIONS TO NET ASSETS(continued):
Contributions from:
 Participants       $  4,601    $  4,823 $  30,701   $ 39,970  $  28,838   $  8,031  $      -    $   541,670
 Employer              6,901       6,732    24,552     34,735     28,426      7,784         -        503,245
Interest and
  dividends            6,546       6,683    13,760     54,767     21,183      2,339      (213)     1,033,343
Interest from
 participant loans         -           -       515      2,808      5,039        175         -         62,888
Net appreciation
 (depreciation)
 in fair value
 of investments       (2,606)     (5,951)  (15,286)   (89,260)   (41,070)     1,563         -       (955,411)
Exchanges in          88,416      35,391    84,116    446,510     81,360      1,465         -      1,659,719
Forfeiture
 activity                  -           -         -          -          -          -         -         13,260
Loan principal
 repayment                 -           -     1,366     11,255     13,410        674  (260,665)             -
                     -------     -------   -------    -------   --------    -------   -------      ---------
Total additions      103,858      47,678   139,724    500,785    137,186     22,031  (260,878)     2,858,714
                     -------     -------   -------    -------   --------    -------   -------      ---------

DEDUCTIONS:
Administrative fees        -           -         -         88         25          -         -          2,753
Forfeiture activity        -           -        89          -      4,128          -         -         13,260
Benefits paid to
 participants              -           -       122          -      8,026          -    41,567      1,111,592
Loan withdrawals           -           -         -      3,160      2,791      1,172  (191,290)             -
Exchanges out              -      24,444    29,495    183,189          -          -         -      1,659,719
                    --------     -------  --------   --------   --------    -------  --------      ---------
Total deductions           -      24,444    29,706    186,383     14,970      1,172  (149,723)     2,787,324
                    --------     -------  --------   --------   --------    -------  --------      ---------

Net increase
 (decrease)          103,858      23,234   110,018    314,402    122,216     20,859  (111,155)        71,390

Net assets available
 for benefits,
 beginning of year         -      29,246    82,028    266,310    213,559     22,489   677,706     13,758,985
                    --------     -------  --------   --------   --------    -------  --------     ----------

Net assets available
 for benefits,
 end of year       $ 103,858    $ 52,480 $ 192,046  $ 580,712  $ 335,775   $ 43,348 $ 566,551    $13,830,375
                    ========     =======  ========   ========   ========    =======  ========     ==========

                       BERRY PETROLEUM COMPANY THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS
Note 5. Investments (continued)

                                                                       Fidelity    Fidelity
                  Blended     Berry                Fidelity           Diversified   Low      Fidelity   Spartan
     1999         Income      Stock     Fidelity    Equity   Fidelity  Interna-     Priced   Growth &   US Equity
                   Fund       Fund     Contrafund  Income I   Puritan   tional      Stock     Income     Index
                 ---------   -------   ----------  --------  --------  ---------  ---------  --------   ---------
ADDITIONS TO NET ASSETS:
Contributions from:
 Participants   $  19,965  $  16,679 $   73,691  $  22,322  $  13,900  $  41,940  $  28,624 $  47,959  $  88,748
 Employer           5,161     13,436     52,892     17,607      9,760     31,977     22,706    35,864     62,411
 Rollover
  Contributions         -        368     23,591     7,863           -        368          -    40,054      7,864
Interest and
 dividends        318,835     13,364    343,497     85,273     29,585     32,826     30,050    59,756      9,581
Interest from
 participant
 loans              8,244      1,430     12,041      5,454      1,546      8,897      5,594     7,249     11,125
Net appreciation
 (depreciation) in
 fair value of
 investments            -     58,764    116,632    (27,450)   (20,242)   259,905    (14,816)   22,645     88,464
Exchanges in      766,255    185,847    264,347      2,000          -    154,180      4,000    55,388    276,084
Forfeiture
 activity           6,993          -          -          -          -          -          -         -          -
Loan principal
 repayment         34,015      5,269     39,070     22,433     4,246      31,643     25,274    22,668     37,301
                ---------   --------  ---------   --------  --------    --------   --------  --------   --------
Total additions 1,159,468    295,157    925,761    135,502    38,795     561,736    101,432   291,583    581,578
                ---------   --------  ---------   --------  --------    --------   --------  --------   --------
DEDUCTIONS:
Administrative
 fees               1,125          -        294        681       244           -         91        306       156
Forfeiture
 activity               -          -      2,509        199         -         520      1,728      1,845         -
Benefits paid to
 participants      54,570         11     22,213     14,277     7,589      16,542     20,223     17,119        48
Loan withdrawals   79,813          -     21,500     34,681     3,283       5,399      5,444     21,377     9,716
Exchanges out     633,406     23,943    400,815    173,430   143,183     100,405    226,906    118,305    79,987
                ---------   --------  ---------   --------  --------    --------   --------   --------  --------
Total deductions  768,914     23,954    447,331    223,268   154,299     122,866    254,392    158,952    89,907
                ---------   --------  ---------   --------  --------    --------   --------   --------  --------
Net increase
 (decrease)       390,554    271,203    478,430    (87,766) (115,504)    438,870   (152,960)   132,631   491,671

Net assets available
 for benefits,
 beginning of
  year          4,977,725    373,611  1,887,354    898,425   381,394     517,066    567,236    765,193   252,514
                ---------   --------  ---------   --------  --------    --------   --------   --------  --------

Net assets available
 for benefits,
 end of year   $5,368,279  $ 644,814 $2,365,784  $ 810,659 $ 265,890   $ 955,936  $ 414,276  $ 897,824 $ 744,185
                =========   ========  =========   ========  ========    ========   ========   ========   =======

                                       14

                       BERRY PETROLEUM COMPANY THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS

Note 5. Investments (continued)
                       Fidelity  Fidelity  Fidelity   Fidelity    Fidelity
                       Freedom   Freedom   Freedom    Freedom     US Bond    Loan
       1999            2000       2010      2020       2030       Index     Account        Total
                      -------   --------  ---------  --------    --------   --------     ---------
ADDITIONS TO NET ASSETS(continued):
Contributions from:
 Participants        $  5,249  $ 23,005   $ 28,013   $  12,424   $  9,834   $      -   $   432,353
 Employer               5,426    15,810     17,617      12,153      7,584          -       310,404
 Rollover contributions     -         -          -           -          -          -        80,108
Interest and
 dividends              1,364     4,265     11,195       8,607        910          -       949,108
Interest from
 participant loans          -     2,444      4,063       2,242         68          -        70,397
Net appreciation
 (depreciation)
 in fair value
 of investments           539     6,800     16,524      28,359       (976)         -       535,148
Exchanges in           11,559    29,000    146,873     114,776      3,000          -     2,013,309
Forfeiture
 activity                   -         -          -           -          -          -         6,993
Loan principal
 repayment                  -     5,048     15,580       9,986        577   (253,110)            -
                      -------   -------    -------    --------    -------   --------    ----------
Total additions        24,137    86,372    239,865     188,547     20,997   (253,110)    4,397,820
                      -------   -------    -------    --------    -------   --------    ----------

DEDUCTIONS:
Administrative fees         -         -          -         108          -          -         3,005
Forfeiture activity         -         -        192           -          -          -         6,993
Benefits paid to
 participants               -         -        289          14          -     14,642       167,537
Loan withdrawals            -         -          -      14,887          -   (196,100)            -
Exchanges out               -    40,998      4,000      64,102      3,828          -     2,013,308
                      -------   -------   --------    --------    -------   --------    ----------
Total deductions            -    40,998      4,481      79,111      3,828   (181,458)    2,190,843
                      -------   -------   --------    --------    -------   --------    ----------

Net increase
 (decrease)            24,137    45,374    235,384     109,436     17,169    (71,652)    2,206,977

Net assets available
 for benefits,
 beginning of year      5,109    36,654     30,926     104,123      5,320    749,358    11,552,008
                      -------   -------   --------    --------    -------   --------    ----------

Net assets available
 for benefits,
 end of year        $  29,246  $ 82,028  $ 266,310   $ 213,559   $ 22,489  $ 677,706   $13,758,985
                      =======   =======   ========    ========    =======   ========    ==========

                    BERRY PETROLEUM COMPANY THRIFT PLAN
             Schedule of Assets Held for Investment Purposes
                            December 31, 2000



Identity  of  issue,        Description  of investment
borrower, lessor, or        including maturity date,
similar party               rate  of  interest,                  Current
                            collateral, par or maturity value     Value

John Hancock Mutual
Life Insurance Company
  Contract 9605 GAC         6.17%, due 12-31-2001             $  1,780,905

Fidelity Comingled Pool Account                                  1,083,490
                                                                ----------
                            Subtotal                             2,864,395

Fidelity Institutional Money Market                              1,978,001
                                                                ----------
                            Total Blended Income Fund            4,842,396
                                                                ----------

* Berry  Petroleum Company  Berry Stock Account -                  443,098
  ($.01 par value)          Class  A  Common  Stock
  (33,129 shares)

 Fidelity Contrafund        Mutual Fund                          2,161,798

 Fidelity Diversified       Mutual Fund                            960,350
  International

 Fidelity Growth & Income   Mutual Fund                            924,649

 Fidelity Equity Income     Mutual Fund                            845,041

 Spartan US Equity Index    Mutual Fund                            765,302

 Fidelity Low Priced Stock  Mutual Fund                            744,654

 Fidelity Puritan           Mutual Fund                            268,317

 Fidelity Freedom Income    Mutual Fund                            103,858

 Fidelity Freedom 2000      Mutual Fund                             52,480

 Fidelity Freedom 2010      Mutual Fund                            192,046

 Fidelity Freedom 2020      Mutual Fund                            580,712

 Fidelity Freedom 2030      Mutual Fund                            335,775

 Fidelity US Bond Index     Mutual Fund                             43,348
                                                                ----------

                            Total Investments at Fair Value      8,421,428
                                                                ----------
 Total Investments                                            $ 13,263,824
                                                                ==========

 Participant loans         Interest bearing loans at          $    566,551
                            prime rate plus 2%;interest rates   ==========
                            on outstanding loans range from
                            9.75% to 11.5%.
* Party in interest

                             SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                BERRY PETROLEUM COMPANY THRIFT PLAN


              By     /s/ Jerry V. Hoffman
              Name:    Jerry V. Hoffman
              Title:     Member of 401(k) Administrative Committee

              By     /s/ Ralph J. Goehring
              Name:    Ralph J. Goehring
              Title:     Member of 401(k) Administrative Committee


              By     /s/ Kenneth A. Olson
              Name:    Kenneth A. Olson
              Title:     Member of 401(k) Administrative Committee



     September 30, 2003


                               20